Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Form 10K-SB/A for the Fiscal Year Ended December 31, 2007
     Form 10Q-SB for the Quarterly Period Ended March 31, 2008
     Form 10Q for the Quarterly Period Ended June 30, 2008
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of August 2, 2008 relative to the above-referenced filings, please be advised as follows:

COMMENT 1.

We have read your response to prior comment 1 and the revisions to the disclosures reflected in your amended Form 10-KSB. You do not appear to have made the specific disclosures required by Item 308T(a) of Regulation S-B with regard to your evaluation and conclusions as to the effectiveness of your internal control over financial reporting. Please amend your filing to provide the disclosures required by Item 308T(a) of Regulation S-B.

RESPONSE 1.

We have amended Item 8A of our 10-KSB/A to state the following:

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our condensed consolidated financial statements in conformity with United States generally accepted accounting principle.

Our management, including the Chief Financial Officer and Chief Executive Officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the standards and framework established by the Public Company Accounting Oversight Board.

Based on our evaluation for the period ended December 31, 2007, James C. Fields, our Chief Executive Officer and Chief Financial Officer, has concluded that at the end of this reporting period we have identified matters that would constitute material weakness (as such term is defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal controls over financial reporting.

The material weakness relates to the financial closing process, a lack of segregation of financial responsibilities and the need for additional qualified financial accounting personnel. These weaknesses have lead management to conclude that disclosure controls and procedures are not effective for the twelve months ended December 31, 2007. To remediate the internal controls does not require additional material costs.

During the twelve months ended December 31, 2007, we have taken specific actions to remediate the reportable conditions and material weakness, including the devotion of additional resources to the quarterly closing process, the hiring of additional qualified financial accounting personnel, and realignment of certain financial responsibilities to achieve stronger segregation of financial duties. We intend to continue to further strengthen our controls and procedures regarding the closing process.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.


Changes In Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the quarter ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting

COMMENT 2.

We note that the Certifications provided in your 10-KSB/A still do not conform to Item 601(b)(31) of Regulation S-B. For example, we note your Certification contains paragraph 6 however the Certification in Item 601(b)(31) does not contain such a paragraph. Please revise the Certifications to conform to the exact format provided in Item 601(b)(31) of Regulation S-B. We have similar concerns regarding the certifications filed with your quarterly reports and believe you should amend these filings to provide conforming certifications.

RESPONSE 2.

The certifications as referenced above in comment two have been corrected in the 10-KSB/A to conform to the language currently required by Item 601(b)(31) of Regulation S-B.

Management will ensure that Certifications filed in conjunction with quarterly reports in the future will conform to Item 601(b)(31) of Regulation S-B.





In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filings. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer